                         SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549

                                    SCHEDULE 13G

                     Under the Securities Exchange Act of 1934
                                (Amendment No. 21)*

                                Abbott Laboratories
             ------------------------------------------------------------
                                  (Name of Issuer)

                           Common Stock without par value
             ------------------------------------------------------------
                           (Title of Class of Securities)

                                    002824 10 0
                      ----------------------------------------
                                   (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                           (Continued on following page(s))


                                  Page 1 of 12 Pages

------------------------                                 ---------------------
 CUSIP No.  002824 10 0               13G                  Page 2 of 12 Pages
------------------------                                 ---------------------

------------------------------------------------------------------------------
 1     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Abbott Laboratories Stock Retirement Trust
         I.R.S. Identification No. 36-6047554
------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)  / /

                                                                   (b)  /X/
------------------------------------------------------------------------------
 3     SEC USE ONLY

------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION

            Illinois
                    ----------------------------------------------------------
                     5   SOLE VOTING POWER
     NUMBER OF                   0
                    ----------------------------------------------------------
       SHARES        6   SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                   102,256,673
                    ----------------------------------------------------------
        EACH         7   SOLE DISPOSITIVE POWER
     REPORTING
       PERSON                    0
                    ----------------------------------------------------------
        WITH         8   SHARED DISPOSITIVE POWER

                                 102,256,673
------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         102,256,673
------------------------------------------------------------------------------
  10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           6.6%
------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

           EP
------------------------------------------------------------------------------
                                  *SEE INSTRUCTIONS

------------------------                                 ---------------------
 CUSIP No.  002824 10 0              13G                  Page  3 of 12 Pages
------------------------                                 ---------------------

------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Gary P. Coughlan
            ###-##-####
------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  / /

                                                                 (b)  /X/
------------------------------------------------------------------------------
   3   SEC USE ONLY

------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION
                 United States
------------------------------------------------------------------------------
                     5   SOLE VOTING POWER
                            230,620 shares - (Does not include shares held in
     NUMBER OF              direct            the Abbott Laboratories Stock
                                              Retirement Trust for the benefit
                                              of the reporting person.)
                    ----------------------------------------------------------
       SHARES        6   SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                    105,321,505 - See Attached Exhibit 1
                    ----------------------------------------------------------
        EACH         7   SOLE DISPOSITIVE POWER
     REPORTING                   230,620 shares (see note in 5 above)
       PERSON                     direct
                    ----------------------------------------------------------
        WITH         8   SHARED DISPOSITIVE POWER
                              105,321,505   -  as Co-Trustee, Abbott
                                               Laboratories Stock Retirement
                                               Trust.
------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            105,977,734  -  (Total of 5 + 6 + 425,609 shares - right to acquire by exercise of stock options.)
------------------------------------------------------------------------------
  10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
             6.8%
------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

              IN
------------------------------------------------------------------------------
                                 *SEE INSTRUCTIONS

------------------------                                 ---------------------
 CUSIP No.  002824 10 0               13G                  Page 4 of 12 Pages
------------------------                                 ---------------------

------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Greg W. Linder
            ###-##-####
------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                         (a)  / /
                                                         (b)  /X/
------------------------------------------------------------------------------
   3   SEC USE ONLY

------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION
                 United States
------------------------------------------------------------------------------
                     5   SOLE VOTING POWER
                             14,272 shares - (Does not include shares held in
     NUMBER OF               direct          the Abbott Laboratories Stock
                                             Retirement Trust for the benefit
                                             of the reporting person.)
                    ----------------------------------------------------------
       SHARES        6   SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY               105,321,505 - See Attached Exhibit 1
                    ----------------------------------------------------------
        EACH         7   SOLE DISPOSITIVE POWER
     REPORTING               direct 14,272 shares (see note in 5 above)
       PERSON
                    ----------------------------------------------------------
        WITH         8   SHARED DISPOSITIVE POWER
                              105,321,505  - as Co-Trustee, Abbott Laboratories
                                            Stock Retirement Trust.
------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       105,397,147   -   (Total of 5 + 6 + 61,370 shares - right to acquire by
                         exercise of stock options.)
------------------------------------------------------------------------------
  10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        6.8%
------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

        IN
------------------------------------------------------------------------------
                               *SEE INSTRUCTIONS

------------------------                                 ---------------------
 CUSIP No.  002824 10 0               13G                 Page 5 of 12 Pages
------------------------                                 ---------------------

------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Thomas M. Wascoe
            ###-##-####
------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a)   / /

                                                              (b)   /X/
------------------------------------------------------------------------------
   3   SEC USE ONLY

------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION
                 United States
------------------------------------------------------------------------------
                     5   SOLE VOTING POWER
                              20,000 shares - (Does not include shares held in
     NUMBER OF                direct          the Abbot Laboratories Stock
                                              Retirement Trust for the benefit
                                              of the reporting person.)
                    ----------------------------------------------------------
       SHARES        6   SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                105,321,505 - See Attached Exhibit 1
                    ----------------------------------------------------------
        EACH         7   SOLE DISPOSITIVE POWER
     REPORTING                        20,000 shares (see note in 5 above)
       PERSON                         direct
                    ----------------------------------------------------------
        WITH         8   SHARED DISPOSITIVE POWER
                          105,321,505     -  as Co-Trustee, Abbott Laboratories
                                             Stock Retirement Trust.
------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        105,392,239  -  (Total of 5 + 6 + 50,734 shares - right to acquire by exercise of stock options.)
------------------------------------------------------------------------------
  10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
             6.8%
------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

             IN
------------------------------------------------------------------------------
                               *SEE INSTRUCTIONS

Item 1(a)      Name of Issuer:

                     Abbott Laboratories

Item 1(b)      Address of Issuer's Principal Executive Offices:

                     100 Abbott Park Road
                     Abbott Park, Illinois  60064-6400

Item 2(a)      Name of Persons Filing:

                     Abbott Laboratories Stock Retirement Trust
                     Gary P. Coughlan
                     Greg W. Linder
                     Thomas M. Wascoe

Item 2(b)      Address of Principal Business Office:

                     100 Abbott Park Road
                     Abbott Park, Illinois  60064-6400

Item 2(c)            Citizenship:

                     Abbott Laboratories Stock Retirement Trust - Illinois.

                     Gary P. Coughlan, Greg W. Linder, and
                     Thomas M. Wascoe - United States

Item 2(d)            Title of Class of Securities:

                     Common shares without par value

Item 2(e)            CUSIP Number:

                     002824 10 0

Item 3. If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is an:

                     [X] An employee benefit plan or endowment fund in accordance with Rule 13d-1 (b)(1)(ii)(F).


                                    Page 6 of 12 pages

Item 4.        Ownership

               (a)  (See cover pages 2, 3,
               (b)  4 and 5, Items 5 through
               (c)  9 and 11.)

Item 5.        Ownership of Five Percent or Less of a Class

               Not applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               The shares owned by the Abbott Laboratories Stock Retirement Trust and the dividends thereon are held for the benefit of participants of the Abbott Laboratories Stock Retirement Plan pursuant to terms of that Plan and the Trust. The Abbott Laboratories Stock Retirement Plan is a qualified profit sharing plan. As of December 31, 1999, there were 36,577 participants with share balances in the Plan.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

               Not applicable.

Item 8.        Identification and Classification of Members of the Group.

               Not applicable.

Item 9.        Notice of Dissolution of Group.

               Not applicable.

Item 10.       Certification.

               Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement is filed on behalf of each individual listed below pursuant to their agreement.

Date: February 9, 2000                      ABBOTT LABORATORIES STOCK
                                            RETIREMENT TRUST


                                             /s/ Gary P. Coughlan
                                            ------------------------------
                                             Gary P. Coughlan, Co-Trustee


                                             /s/ Greg W. Linder
                                            ------------------------------
                                             Greg W. Linder, Co-Trustee


                                             /s/ Thomas M. Wascoe
                                            ------------------------------
                                             Thomas M. Wascoe, Co-Trustee



                                 Page 7 of 12 pages

                                     EXHIBIT 1


Schedule 13G
Amendment No. 21
Abbott Laboratories
Common shares without par value
CUSIP Number 002824 10 0

Messrs. Coughlan, Linder, and Wascoe are Co-trustees of the Abbott Laboratories Stock Retirement Trust, committee members of a committee established under the Abbott Laboratories Stock Retirement Trust (Puerto
Rico), Trustees of the Abbott Laboratories Employee Benefit Trust, and members of the Abbott Stock Committee for the Abbott Laboratories Ashland Union 401(k) Trust. As such, each of them has shared voting power over the 105,321,505 shares held by those trusts. This total is comprised of the following components:

          Number of Shares                         Name of Trust
          ----------------                         -------------
            102,256,673             Abbott Laboratories Stock Retirement Trust

              2,978,507             Abbott Laboratories Stock Retirement Trust
                                    (Puerto Rico)

                 52,000             Abbott Laboratories Employee Benefit Trust

                 34,325             Abbott Laboratories Ashland Union 401(k)
                                    Trust



                                 Page 8 of 12 Pages

                       Disclaimer of Beneficial Ownership
                                under Rule 13d-4
                       ----------------------------------

The filing of Schedule 13G Amendment 21 on behalf of the Abbott Laboratories Stock Retirement Trust does not constitute an admission that the undersigned is, for purposes of Section 13(d) of the Securities and Exchange Act of 1934, the beneficial owner of any securities covered by the Schedule. Pursuant to Rule 13d-4 of the Act, the undersigned disclaims such ownership with respect to any shares listed therein of which he would not otherwise be deemed to be beneficial owner.

                                              /s/ Gary P. Coughlan
                                            ----------------------------------
                                              Gary P. Coughlan


                                            Date:  February 9, 2000


                                 Page 9 of 12 Pages

                       Disclaimer of Beneficial Ownership
                                under Rule 13d-4
                       ----------------------------------

The filing of Schedule 13G Amendment 21 on behalf of the Abbott Laboratories Stock Retirement Trust does not constitute an admission that the undersigned is, for purposes of Section 13(d) of the Securities and Exchange Act of 1934, the beneficial owner of any securities covered by the Schedule. Pursuant to Rule 13d-4 of the Act, the undersigned disclaims such ownership with respect to any shares listed therein of which he would not otherwise be deemed to be beneficial owner.

                                              /s/ Greg W. Linder
                                            ----------------------------------
                                              Greg W. Linder


                                            Date:  February 9, 2000


                                 Page 10 of 12 Pages

                       Disclaimer of Beneficial Ownership
                                under Rule 13d-4
                       ----------------------------------

The filing of Schedule 13G Amendment 21 on behalf of the Abbott Laboratories Stock Retirement Trust does not constitute an admission that the undersigned is, for purposes of Section 13(d) of the Securities and Exchange Act of 1934, the beneficial owner of any securities covered by the Schedule. Pursuant to Rule 13d-4 of the Act, the undersigned disclaims such ownership with respect to any shares listed therein of which she would not otherwise be deemed to be beneficial owner.

                                              /s/ Thomas M. Wascoe
                                            ----------------------------------
                                              Thomas M. Wascoe


                                            Date:  February 9, 2000


                                 Page 11 of 12 Pages

                                     EXHIBIT 2



                                     AGREEMENT
                     ABBOTT LABORATORIES STOCK RETIREMENT TRUST
              SECURITIES AND EXCHANGE COMMISSION SCHEDULE 13G FILINGS


The undersigned, being co-trustees of the Abbott Laboratories Stock Retirement Trust (the "Trust"), hereby agree that one Securities and Exchange Commission Schedule 13G (and any required amendment(s) thereto) be filed on their behalf with respect to the Trust's beneficial ownership interest in shares of common stock of Abbott Laboratories. This Agreement may be revoked in writing by any one of the undersigned.


                                            /s/ Gary P. Coughlan
Date: February 9, 2000                     ----------------------------------
                                            Gary P. Coughlan


                                            /s/ Greg W. Linder
                                           ----------------------------------
                                            Greg W. Linder


                                            /s/ Thomas M. Wascoe
                                           ----------------------------------
                                            Thomas M. Wascoe


                                Page 12 of 12 Pages